

Mail Stop 3561

May 13, 2016

Robert E. Verbeck
Senior Vice President, Finance and Corporate Controller
The Boeing Company
100 N. Riverside Plaza
Chicago, IL 60606

> **Re:** **The Boeing Company**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 10, 2016**
> **File No. 001-00442**
> **Response dated April 20, 2016**

Dear Mr. Verbeck:

We have reviewed your response letter dated April 20, 2016 and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis

Non- GAAP Measures

Reconciliation of GAAP Measures to Non-GAAP Measures, page 43

1. Refer to prior comment 1. Please tell us in greater detail how these supplemental non-GAAP earnings measures enable investors to analyze pension costs in your defense business on the same basis as you manage these costs and allocate them to customer contracts considering that you present these non-GAAP core earnings measures on a consolidated basis. In addition, tell us why you believe that it is useful for investors to analyze pension costs in your defense business on the same basis as you manage these costs and allocate them to customer contracts rather than on the GAAP basis if presented on a consolidated basis.

2. You state in your response that certain unallocated pension and other postretirement benefit costs and other unallocated costs/expenses constitute ongoing operating expenses of your business. In addition to adjustments to account for the difference under GAAP and CAS for pension and postretirement expenses, we are unclear about the appropriateness of the unallocated net periodic benefit costs adjustment portion related to discount rates and other market based factors in the BCA segment in your situation. It appears that all of these pension and postretirement expenses also constitute on-going expenses of your operations. Please explain.

3. Refer to prior comment 2. Please tell us in greater detail how unallocated pension expense decreased because of lower amortization of pension costs in inventory. From your response to our prior comment 1, it appears that you recover CAS pension cost through the pricing of your products and services on U.S. Government contracts and, therefore, the CAS pension cost is recognized in your defense business segment's net sales and cost of sales. Since the consolidated financial statements must present pension expense calculated in accordance with GAAP and that you consider the difference between GAAP and CAS as unallocated pension expense, the CAS amounts were allocated to contracts as inventory costs. In that regard, please explain in greater detail what caused the decrease in net actuarial losses and how lower amortization of pension costs in inventory triggered a decrease in unallocated pension expense.

You may contact Patrick Kuhn at (202) 551-3308 or Andrew Mew at (202) 551-3377 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure